Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PLX TECHNOLOGY, INC.

PLX Technology, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:                           The name of the Corporation is PLX Technology, Inc.

SECOND:                      The first paragraph of ARTICLE IV of the Amended and Restated Certificate of Incorporation, as amended, is amended to read in its entirety as follows:

ARTICLE IV

“The Corporation is authorized to issue two classes of shares designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares of all classes of stock which the Corporation has authority to issue is 205,000,000, consisting of 200,000,000 shares of Common Stock, par value of $0.001 per share, and 5,000,000 shares of Preferred Stock, par value of $0.001 per share.”

THIRD:                           The foregoing amendment to the Amended and Restated Certificate of Incorporation, as amended, was approved by a majority of the outstanding stock then entitled to vote thereon at a special meeting of stockholders held in accordance with the provisions of Sections 242 and 211 of the General Corporation Law of the State of Delaware (the “DGCL”), and such amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, PLX Technology, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer this 10th day of December, 2010.

PLX TECHNOLOGY, INC. By: /s/ ARTHUR O. WHIPPLE Arthur O. Whipple Chief Financial Officer and Secretary